Exhibit 12.1

SERVICE CORPORATION INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Earnings:
Pretax income	$101,518	32,639	$200,044	$112,406
Add fixed charges as adjusted (from below)	43,926	41,719	86,754	87,191
	$145,444	$74,358	$286,798	$199,597
Fixed charges:
Interest expense:
Corporate	$40,635	$38,009	$79,838	$79,475
Amortization of deferred financing costs	1,448	1,389	2,881	3,005
Portion of rent representative of interest	1,843	2,321	4,035	4,711
Fixed charges	$43,926	$41,719	$86,754	$87,191
Ratio (earnings divided by fixed charges)	3.31	1.78	3.31	2.29